Exhibit (a) (2)
SBPARTNERS

      750 WASHINGTON BOULEVARD
                                                                             SUITE 500
STAMFORD, CT 06901
TELEPHONE: 888-856-9592
FAX:  203-975-1313
SBPARTNERS@SENTINELCORP.COM

Re:  Recommendation to Reject Inadequate Tender

                                                        September 5, 2008

Dear Limited Partner:

On August 21, 2008, MacKenzie Patterson Fuller, LP and certain of its affiliated funds (collectively “MPF”) initiated an unsolicited tender offer to buy up to 1,500 units of limited partnership interests (the “Units”) in SB Partners (the “Partnership”) at a price of $700 per Unit (the “Offer”).

SB Partners Real Estate Corporation, the general partner of the Partnership (the “General Partner”), has reviewed and carefully considered the Offer and is recommending that Unitholders reject the Offer for the following reasons:

•	The Price Offered is Significantly Less Than Prices at Which Partners Have Sold Units Recently.
From time to time Unitholders have requested that the Partnership purchase Units from them. While the Partnership is under no obligation to purchase Units from Unitholders, an affiliate of the General Partner has purchased Units at prices significantly in excess of the $700 offered by MPF. From January 1, 2007 through August 31, 2008, 191 1⁄2 Units were purchased at various times at a price of $1,800 per Unit. No fees were charged in these transactions.

Total Number of Units Purchased (at $1,800 per Unit)
2007         Jan           Feb           Mar           Apr           May           Jun           Jul           Aug           Sep           Oct           Nov           Dec
23 1⁄2            13           9               13 1⁄2            10             6 1⁄2             7              3              6 1⁄2         8 1⁄2         32 1⁄2          1⁄2
2008         Jan           Feb           Mar           Apr           May           Jun           Jul           Aug           Sep           Oct           Nov           Dec
5 1⁄2           5                   1              6              13 1⁄2            15            0                12             —             —              —              —

•	The Price Offered is Less Than MPF’s Own Estimate of the Liquidation Value of a Unit.
MPF’s Offer to Purchase stated that MPF has estimated “that the Partnership could have an estimated liquidation value of approximately $950 per Unit,” which, as noted above, is significantly less than the price at which Units have been purchased in the recent past. Moreover, MPF is offering to purchase Units at only $700, which is $250 below its own estimate of liquidation value. As the MPF Offer letter admits “the Purchasers are motivated to establish the lowest price which might be acceptable to Unit holders consistent with the Purchasers’ objectives.”

•	The Partnership Has Made Distributions in Excess of $800 Per Unit Since March 1, 2006 and Over $110,000,000 Since Inception.
The following table illustrates the payments made to Unitholders since March 1, 2006:

Date of Distribution                            Amount of Distribution Per Unit
March 2006                                           $350.00
March 2007                                           $350.00
March 2008                                           $110.00
Total                                                      $810.00

In addition, since inception, the Partnership has made distributions to limited partners in excess of $110,000,000. While there is no requirement to make such distributions, the General Partner believes that the amount of these recent distributions and the long term historical record of distributions indicate that the Offer is inadequate.

•	Transfer Requirements Were Inadequately Described in the Tender Offer.
The MPF offer states “The Purchasers do not believe the provisions of the Partnership Agreement should restrict transfers of Units….” However, the Partnership Agreement provides “…without the prior written agreement of the General Partner, a Limited Partner may not assign or sell his interest (or any part thereof) in the Partnership….”

•	Tendering Your Units Will Subject You to Personal Jurisdiction and Potential Arbitration in California.
The language on the back of the Letter of Transmittal “form” sent to you by MPF is a legally binding contract. If you sign the front of the form you are making certain undertakings and representations contained on the back. We urge you to read the back of the form carefully. As the Offer letter points out “…by tendering your Units, you are agreeing to arbitrate any disputes that may arise between you and the Purchasers or the Depositary, to subject yourself to personal jurisdiction in California, and that the prevailing party in any such action will be entitled to recover attorney fees and costs.” In addition, you would be responsible to advance half of the costs of arbitration.

For the reasons stated above, the General Partner recommends that you reject the Offer.

You should make your own decision whether to tender or refrain from tendering your Units and should consider a multitude of factors including (i) your investment objectives, (ii) your financial circumstances including risk tolerance and need for liquidity, (iii) your views as to the Partnership’s prospects and outlook, (iv) an analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to you, and (vi) other factors that you may deem relevant. To assist in your analysis, enclosed is the Partnership Solicitation/Recommendation Statement (Schedule 14 D-9) as filed today with the SEC.

The sale of your Units will have tax consequences.

If you have already tendered your Units, you may still have the right to withdraw them.

If you need further information about your options, please feel free to contact the General Partner by email at sbpartners@sentinelcorp.com or telephone me or Donna Cooper at our toll-free number, 1-888-856-9592.

Sincerely,

/s/David Weiner
____________________________________
David Weiner, Chief Executive Officer